VIA EDGAR

May 12, 2011

Anne Nguyen Parker, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

(Tel) 202-551-3611

(Fax) 703-813-6982

Dear Ms. Anne Nguyen Parker,

Subject: Response – re: Information Statement on Schedule 14C Filed December 21, 2010, File No. 0-28911

I am President of Cannabis Science, Inc. (the “Company”) and write this letter on behalf of the Company.  We furnish the following responses to your email letter of April 1, 2011, with respective number references corresponding to the item number requested in your aforementioned letter.

1.       We have filed an amended Schedule 14c Information Statement in conjunction with our responses to your comments and inquiries.

2.    We will respond upon receipt of further comments.

3.    The Company has discussed with legal counsel regarding planning to reserve a portion of the Company’s authorized common class B shares for the potential conversion of class A common shares.  However, we are awaiting SEC approval of our Information Statement on Schedule 14C and the ultimate creation of class A common shares prior to taking such action.

4.    We confirm that the “increased dividend participation” referenced in our filing actually means that the new Class A shares would receive a greater amount of any total declared dividend as compared to the Class B shares.  We also confirm that current shareholders would receive essentially the same dividend before and after the recapitalization, but that any new issuances of Class A common stock would have increased dividend participation as compared to current shareholder

1

     Further to the reasoning behind your belief in response subpart (iii); while market fluctuations and volatility have permeated the Company’s Class B common stock over the past six months with a trading range between $0.03 and $0.26, we are of the opinion that these market forces are largely due to the nature of the Company being in a development stage along with investor perceived uncertainty surrounding the Company’s future business and potential revenue sources.  Certainly many market forces cannot be controlled and supply and demand will persist.  We agree that in the near term, before and after the recapitalization, the Company’s financials will not change and there is little the Company can do to prevent market adjustments and possible values of the Company’s Class B common stock to drop to $0.05 or potentially lower, but we remain of the opinion that the price of the newly created Class A common stock will be $1.20 ($0.04 x 30) or higher based on the 30 to 1 conversion ratio into Class B common stock.   Existing Class B common shareholders will initially receive all issued Class A common shares in the form of a dividend and therefore should view the distribution with a non-dilutive perspective as their relative ownership percentage of the Company will not change, but, regardless, no company can predict its share price will absolute certainty or control market forces and therefore our opinion may be incorrect.

      Further to our response subpart (ii), we confirm that the “higher price” referenced in our filing actually means a higher price for the Class A as compared to the Class B common stock, rather than a higher price in the absolute.

Reasons for recapitalization:

We maintain the position that raising capital to fund operations and expansion of the Company would be more easily accomplished at a higher share price and greater dividend participation of the newly created Class A common shares.  While the alternative of a reverse split may accomplish the desired higher share price in seeking investment capital, it would not permit the Company to give greater dividend distribution to those shareholders and the Company would need to consider attaching warrants or other dilutive incentives to attract investors.

In addition, we believe the new Class A common shares would help reduce volatility and potential manipulation of the Company’s securities as it would create arbitrage with the conversion from Class B shares into Class A and vice versa when price differentials occur outside of the 30 to 1 conversion ratio.

In addition, the Company acknowledges that:

•             The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•             Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•             The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2

Please review our responses and amended Schedule 14C.  Should you require further information or clarification on any furnished responses, please do not hesitate to contact us at via email to info@cannabisscience.com.

Sincerely,

CANNABIS SCIENCE, INC.

/s/ Dr. Robert Melamede

Dr. Robert Melamede

President and CEO

3